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05037840

SECURI MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC MAIL RECEIVED FEB 2 8 2005 WASH. D.C. 213

SEC FILE NUMBER
8-35930

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WANG INVESTMENT ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broad Street, Suite 435
(No. and Street)

New York   New York   10004
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN K. WANG - PRESIDENT   (212) 425-9264
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&H Certified Public Accountants, LLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204   New York   New York   10016
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.



PROCESSED
MAR 1 7 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement
of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

AFFIRMATION

I, Steven K. Wang, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Wang Investment Associates, Inc. (Company) at December 31, 2004 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

_____
Steven K. Wang - President

Sworn and subscribed to before me this ____ day of _____, 2005.

_____

BINEETA SINGH
Notary Public, State of New York
No. 01SI6051108
Qualified in Queens County
Commission Expires November 20, 20 ___

WANG INVESTMENT ASSOCIATES, INC.

TABLE OF CONTENTS



VB&H

Certified Public Accountants, LLC

| 183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053 | 4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445 | E-mail:
VBH@getcpa.com
www.getcpa.com |

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors of
Wang Investment Associates, Inc.

We have audited the accompanying balance sheet of Wang Investment Associates, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wang Investment Associates, Inc. at December 31, 2004, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB + H CPA's, LLC

New York, NY
February 15, 2005

1

WANG INVESTMENT ASSOCIATES, INC
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	9,829
Receivable from clearing broker		44,684
Clearing deposits		75,491
Investments, at market		-
Furniture and equipment		8,056
Security deposits		10,500
Total Assets	$	148,560

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	44,245
Due to shareholder		22,012
Total Liabilities		66,257
Stockholder's Equity		
Common stock - $1 par value		
10,000 shares authorized,		
1,000 shares issued and outstanding		1,000
Additional paid-in capital		153,444
Accumulated (deficit)		(72,142)
Total Stockholder's Equity		82,302
Total Liabilities and Stockholder's Equity	$	148,560

See accompanying notes.

WANG INVESTMENT ASSOCIATES, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions	$	758,987
Interest Income		156
Other income		107,337
Total Revenues		866,480
Costs and Expenses:		
Clearing charges and expenses		428,271
Salaries and wages		156,891
Rent		123,065
Professional fees		73,905
Brokerage registrations and fees		26,200
Realized loss on investment in NDAQ		9,000
Unrealized loss on investment in NDAQ warrants		16,800
Auto expenses		7,560
Customer settlement		15,000
Compensation - officer		4,800
Depreciation		6,145
Equipment Rental		4,101
Insurance		17,876
Office supplies and expense		11,965
Payroll taxes and fringes		3,397
Quote service and research expenses		2,741
Taxes		643
Travel and entertainment		2,938
Utilities and telephone		22,915
Total Costs and Expenses		934,213
Net (Loss)	$	(67,733)

WANG INVESTMENT ASSOCIATES, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities:		
Net (loss)	$	(67,733)
Adjustment to reconcile net (loss) to		
net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Depreciation		6,145
Decrease in receivable from broker		(6,188)
(Increase) in clearing deposits		(126)
Decrease in other receivable		2,500
Increase in accounts payable and accrued expenses		1,245
Net cash (used) by operating activities		(64,156)
Cash flows from investing activities:		
Equipment purchased		
Investments, at market		44,700
Net cash (used) by investing activities		44,700
Cash flows from financing activities:		
(Decrease) in due to shareholder		(1,098)
Unrealized gain on securities		11,100
Stockholder contribution		9,005
Net cash (used) by financing activities		19,007
Net (decrease) in cash		(449)
Cash at beginning of year		10,278
Cash at end of year	$	9,829
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Income taxes	$	643

See accompanying notes

4

WANG INVESTMENT ASSOCIATES, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Accumulated (deficit)	Accumulated other comprehensive income	Total Stockholder's Equity
Balances, January 1, 2004	$ 1,000	$ 144,439	$ (4,409)	$ (11,100)	$ 129,930
Shareholder contribution		9,005			9,005
Net (loss) for the year	-	-	(67,733)	-	(67,733)
Unrealized gain on securities	-	-	-	11,100	11,100
Balances, December 31, 2004	$ 1,000	$ 153,444	$ (72,142)	$ -	$ 82,302

See accompanying notes

5

1. ORGANIZATION AND NATURE OF BUSINESS

Wang Investment Associates, Inc. was formed March 27, 1985 in the State of South Carolina as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including aging and riskless principal transactions.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and Computer Clearing Services, Inc. (CCS) and Ameritrade, Inc., all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by NFSC

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues
The Company's financial statements are prepared using the accrual method of accounting.

Commissions realized on agency transactions are recorded on a settlement data basis. The difference between recording the transactions on a trade date basis was immaterial.

Depreciation
Depreciation on property and equipment is provided using accelerated methods (MACRS).

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS

The Company owns 1200 warrants of NDAQ with a cost basis of $16,800. The securities have no market value at year end and the unrealized loss is reflected in the Statement of Operations.

4.   NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company had net capital of $63,746, which was $58,746 in excess of the amount required.

5.   CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

WANG INVESTMENT ASSOCIATES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL:

Total stockholder's equity		$	82,302

Deductions and/or charges:
    Non-allowable assets:

Furniture and equipment	$	8,056	
Security deposits		10,500	18,556

Net capital before haircuts on securities positions			63,746

Haircuts on securities positions			-

Net Capital		$	63,746

AGGREGATE INDEBTEDNESS:
    Items included in the statement of financial condition:

Accounts payable and accrued expenses		$	66,257

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required		$	5,000

Excess net capital		$	58,746

Excess net capital at 1,000%		$	57,120

Ratio: Aggregate indebtedness to net capital is			104%

The above computation does differ from the December 31, 2004 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.



VB&H

Certified Public Accountants, LLC

183 Madison Avenue	4920 York Road, Suite 2EE1	
Suite 204	P.O. Box 179	
New York, NY 10016	Buckingham, PA 18912	E-mail:
T:1.212.448.0010	T:1.215.794.9444	VBH@getcpa.com
F:1.212.448.0053	F:1.215.794.9445	www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Wang Investment Associates, Inc.

In planning and performing our audit of the financial statements and supplementary information of Wang Investment Associates, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB + H CPA's, LLC

New York, NY
February 15, 2005